Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

January 6, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Kevin L. Vaughn
Accounting Branch Chief

Re:	Semtech Corporation
Form 10-K for Fiscal Year ended January 27, 2013
Filed March 28, 2013
Form 10-Q for the Fiscal Quarter ended October 27, 2013
Filed December 6, 2013
Form 8-K dated November 18, 2013
File No. 1-6395

Dear Mr. Vaughn:

On behalf of Semtech Corporation, a Delaware corporation (the “Company”), I am writing to confirm that the Company is in receipt of the Staff’s comment letter dated December 20, 2013, and to advise you that, due to the nature and extent of the review necessary to provide thorough and thoughtful responses, the Company will be unable to respond to the Staff’s comment letter within ten business days.  The Company intends to respond to the comment letter as soon as practicable, but in no event later than January 22, 2014.

Please contact me at (805) 480-2191 if you have any questions.

Thank you.

Respectfully submitted,

/s/ Emeka N. Chukwu
Emeka N. Chukwu
Senior Vice President and
Chief Financial Officer
Semtech Corporation